FILED BY INGERSOLL-RAND COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NO.: 1-985
SUBJECT COMPANY:  INGERSOLL-RAND COMPANY

DATE:  OCTOBER 18, 2001


The  following  press release was issued  by  Ingersoll-Rand
Company  on  October  18,  2001  in  conjunction  with   the
announcement of its third quarter earnings:


     WOODCLIFF LAKE, N.J., OCTOBER 18, 2001 - Ingersoll-Rand Company (NYSE:IR), a leading diversified industrial enterprise, today reported net earnings of $76.3 million, excluding charges related to restructuring and productivity investments, or diluted earnings per share (DEPS) of 45 cents, for the third quarter ended September 30, 2001.
These results were in line with the company's revised expectations. Reported net earnings for the third quarter of 2001 were $33.9 million, or DEPS of 20 cents. Current and historical data have been restated to consolidate the results of Dresser-Rand (D-R) in accordance with GAAP, which requires reconsolidation of businesses held for sale more than 12 months. Previously, D-R had been classified as an asset held for sale and reported as a single line item net of tax on the income statement. Third-quarter 2000 net earnings from continuing operations were $139.6 million, or DEPS of 86 cents. Third-quarter 2000 net earnings exclude one-time gains related to the sale of the compression services business of Dresser-Rand (D-R) and the Ingersoll-Dresser Pump Company, as well as charges related to restructuring and productivity investments.
     Revenues from continuing operations were $2.4 billion, a decrease of 5% compared to the third quarter of 2000. The decline was primarily due to lower North American revenues.
     During the third quarter of 2001, IR continued its restructuring program to reduce costs and accelerate productivity initiatives throughout the company. After-tax charges for restructuring and productivity investments for the third quarter of 2001 totaled $42.4 million, or DEPS of 25 cents. These charges include accrued restructuring costs, and period costs which are recorded as incurred.
     The total pre-tax cost of this program, which began in the third quarter of 2000, will be approximately $325 million and includes plant rationalizations, organizational realignments, and the consolidation of "back office" business processes. These investments will reduce company-wide workforce by approximately 8%.

THIRD-QUARTER BUSINESS REVIEW
    The business sector review excludes the impact of charges for restructuring and productivity investments.

  THE CLIMATE CONTROL SECTOR provides solutions to transport, preserve, store and display temperature sensitive products and includes the market leading brands of Thermo King and Hussmann.
  Revenues for the sector decreased by 3%, compared to the third quarter of 2000. Operating margins decreased from 9.4% to 6.0% due to a significant decline in highly profitable truck trailer volume.
  Significant year-over-year declines in the North American truck and trailer market, continued weak truck and trailer results in Europe, and the unfavorable effects of currency caused transport refrigeration revenues to decrease by 15% compared to 2000. Demand for new equipment is impeded by high levels of used truck and trailer equipment.
  Reported stationary refrigeration revenues increased by 7%, compared to last year, due to the acquisitions of Taylor and National Refrigeration Services in the first half of 2001. Revenues without these acquisitions declined by 8% compared to the third quarter of 2000 due to cautious spending by major supermarket customers. Third quarter revenues increased by 13% compared to the second quarter, which is in line with the normal seasonal business pattern.
     THE INDUSTRIAL PRODUCTIVITY SECTOR is composed of a diverse group of businesses focused on providing solutions to enhance customers' industrial efficiency. The continued worldwide decline of the industrial economy in the third quarter contributed to a decrease in sector revenues of approximately 7%. Operating margins declined to 6.5% of revenues, compared to 12.6% in 2000. The Industrial Productivity sector consists of three businesses: Air Solutions, Bearings and Components, and Industrial Products.
     Air Solutions provides equipment and services for compressed air systems. Declining U.S. industrial production resulted in decreased unit volume sales. Total revenues declined by 7% and operating margins decreased to 8.8% of revenues, compared to 12.4% for the prior year's third quarter, primarily due to lower demand for medium and large compressors used in industrial applications. The aftermarket business continued to produce positive results with a strong 7% growth in service revenues.
     Bearings and Components provides motion-control technologies for OEM and aftermarket applications to both the automotive and industrial markets. Third-quarter revenues declined by 10% due to lower volumes in the U.S. automotive and industrial equipment markets, and in the industrial bearings aftermarket. Operating margins were 8.0% of revenues compared to 15.1% in 2000.
     Industrial Products includes Club Car golf cars and utility vehicles; tools; fluid products equipment; and the company's independent power business. Revenues for the quarter declined by 4% compared to 2000, primarily related to decreased demand for air tools and fluid power products. Club Car sales and operating margins improved compared to last year's third quarter, due to market share gains. Total segment margins decreased to 2.4% of revenues compared to 9.3% in 2000, principally due to lower volumes and increased spending on new product introductions, particularly the PowerWorks microturbine. The Independent Power Sector began manufacturing production series 70 kilowatt PowerWorks microturbines in the quarter. The company expects to ship 75 to 100 units in the fourth quarter of 2001.
     THE INFRASTRUCTURE SECTOR includes Bobcat compact equipment and Ingersoll-Rand road pavers, compactors, portable-power products and drilling equipment. Total sector revenues declined by 9%, and operating margins were 9.1% of revenues, compared to 15.4% in 2000. Infrastructure results for the third quarter are a reflection of declining demand from the company's distribution channel. Equipment dealers are aggressively managing inventory, and retail sales for the last three weeks of September declined dramatically. Demand from rental companies, which are major customers of the Infrastructure businesses, remains 70% to 80% below prior year-end levels. IR's market shares in this sector have remained steady despite mounting competitive pressure.
     THE SECURITY AND SAFETY SECTOR includes architectural hardware products and electronic access-control technologies. Third-quarter revenues decreased slightly and operating margins remained at a strong 20.1% of revenues, compared to 21.8% in 2000. Activity levels declined in both commercial and residential markets, offsetting higher electronic solutions revenues that resulted mainly from Interflex, which was acquired in August 2000. Margins were affected by increased development spending in the electronic security solutions business and the acceleration of product and market related growth initiatives during the quarter.
     DRESSER-RAND reported third-quarter operating earnings of $4.3 million in 2001 compared to $5.2 million in 2000. Results in 2000 include the operating results of D-R's compression services business up until the time of its sale on September 5, 2000. Excluding these results, Dresser-Rand's third-quarter 2001 revenues increased by 7% compared to 2000, and operating earnings increased by $5.7 million, reflecting the increased volume and cost reductions from restructuring actions. D-R's end markets continued to improve with third-quarter orders increasing by more than 60% compared to last year, and backlog increasing by $150 million compared to 2000.

COMPARISONS OF OTHER QUARTERLY INCOME STATEMENT ITEMS
     INTEREST EXPENSE for the quarter of $75.2 million was $9.3 million below the 2000 third quarter due to lower year-over-year debt levels and a decline in interest rates.
     OTHER INCOME/(EXPENSE) totaled $18.1 million of net expenses for the third quarter, compared to $47.6 million of net income in last year's third quarter. The net change is primarily due to the sale of the compression services business of Dresser-Rand in 2000.
     THE COMPANY'S THIRD-QUARTER PROVISION FOR TAXES was a credit of $2.6 million, reflecting $13.5 million in tax credits realized through IR's Foreign Sales Corporation
(FSC). We anticipate that the fourth-quarter of 2001 will include additional FSC credits of approximately $4.5 million.

CHANGE IN INCORPORATION
     On October 16, Ingersoll-Rand announced that its board of directors approved a plan to change its place of incorporation from New Jersey to Bermuda. Under the plan, Ingersoll-Rand Company Limited, a newly formed Bermuda corporation, will become the parent company of Ingersoll-Rand Company.
     "This change will enable IR to realize a variety of business, financial and strategic benefits," said Herbert L. Henkel, chairman, president and chief executive officer. "Specifically we will improve expected cash flow for use in investing in further earnings growth and in reducing the amount of our debt, enhance our global competitive position; create a more favorable corporate structure for worldwide expansion of our current business; reduce our worldwide effective tax rate; enable implementing our business strategy more effectively; and expand our investor base. As a result of this initiative, in 2002the first full year of benefitwe expect to realize annual, incremental net earnings of at least $40 million. Additionally, the reincorporation from New Jersey to Bermuda is expected to trigger one-time
benefits in the fourth-quarter of 2001.   The impact on net
earnings in the fourth quarter is expected to be $50 to $60 million, which is net of costs to effect the reincorporation. Finally, the new structure positions IR to achieve higher returns on businesses acquired in the future.
     "The change is expected to have no effect on the day-to-day operations of the company, and IR will continue to maintain its corporate headquarters in New Jersey."
     The proposal is subject to approval by IR shareholders. A special meeting of shareholders of Ingersoll-Rand Company has been called to vote on the proposed plan. Notice of the special meeting, to be held in mid-December, and a proxy statement/prospectus describing the change will be mailed to all Ingersoll-Rand Company shareholders in early November.
     Upon completion, which is expected on or about December 31, 2001, all shares of Ingersoll-Rand common stock will automatically convert into shares of the Bermuda company, Ingersoll-Rand Company Limited, and will have the same attributes as the common shares before the conversion. Ingersoll-Rand Company Limited shares will be listed on the New York Stock Exchange under the symbol IR, the same symbol under which the company's stock currently trades.

2001 OUTLOOK
     "Based on our view of the economic environment, full-year 2001 DEPS is forecast to be in the range of $2.00 to $2.25, excluding charges related to restructuring and anticipated one-time benefits from IR's reincorporation," said Henkel. "Ongoing demand continues to be uncertain, especially in the U.S. market. The third quarter ended with a 10% decline in revenues and a 15% decline in orders during the last three weeks in September, compared to last year. Our earnings estimate reflects an increasing concern about the direction of the global economy. Fourth-quarter results include normal seasonal improvement in Hussmann and Dresser-Rand.
     "Free cash flow remains a high priority in 2001 as we continue to aggressively manage our working capital and capital expenditure programs. We are targeting $250 million of free cash flow for full year 2001 before restructuring. Despite the slower economic environment, we continue to make progress in implementing our long range plan focusing on innovation, operational excellence, and the integration of our acquisitions," said Henkel.

     IR is a leading innovation and solutions provider for the major global markets of Security and Safety, Climate Control, Industrial Productivity and Infrastructure. The company's diverse product portfolio encompasses such leading industrial and commercial brands as SCHLAGE locks and security solutions; THERMO KING transport temperature control equipment; HUSSMANN commercial and retail refrigeration equipment; BOBCAT compact equipment; CLUB CAR golf cars and utility vehicles; TORRINGTON bearings and components; POWERWORKS microturbines; and INGERSOLL-RAND industrial and construction equipment. In addition, IR offers products and services under many more premium brands for customers in industrial and commercial markets. Further information on IR can be found on the company's web site at www.irco.com.

     This news release includes "forward-looking statements" that involve risks and uncertainties. Political, economic, climatic, currency, tax, regulatory, technological, competitive and other factors, including the shareholder vote on reincorporation in Bermuda, could cause actual results to differ materially from those anticipated in the forward-looking statements. Additional information regarding these risk factors and uncertainties is detailed from time to time in the company's SEC filings, including but not limited to its report on Form 10-Q for the three months ended June 30, 2001.


In conjunction with the issuance of such press release, Ingersoll-Rand Company used the following slides as part of the material presented on its October 18, 2001 analyst call. The slide show presentation is also available at www.irco.com:


SLIDE #7
Reincorporation

IR NEW JERSEY - - INGERSOLL-RAND LTD. BERMUDA

*  Shareholder approval required
*  Special meeting in December
*  No other regulatory approvals needed

New structure to facilitate global growth $40 million in annual savings


SLIDE #8
Reincorporation

IR NEW JERSEY - - INGERSOLL-RAND LTD. BERMUDA

*  Continued to be headquartered in New Jersey
*  No change in incorporation for IR operating companies
* IR common shares automatically convert to Ingersoll-Rand LTD shares
*  IR LTD shares trade on NYSE under symbol IR

No impact on day-to-day operations


SLIDE #9
Reincorporation Benefits

*  Improve cash flow
*  Create more favorable corporate structure
*  Re-invest cash in current growth businesses
     - Can reduce debt or.
     - Repurchase shares

Enhance global competitive position


SLIDE #10
Reincorporation
*  No change in financial reporting
* Reincorporation will trigger one time benefit of $50 to $60 million in the fourth quarter
*  Taxable transaction for shareholders
*  Minimal effect on corporate governance

Reincorporation creates shareholder value


SLIDE #20
Impact of Reincorporation

Benefits            2001             2002
Net earnings   $50-60 million    $40 million
EPS impact      30-35 cents       25 cents

One-time benefits in 2001 not included in earnings estimate

Incremental annual benefit of $40 million


                            # # #


 ADDITIONAL INFORMATION REGARDING THE INGERSOLL-RAND COMPANY
            REORGANIZATION AND WHERE TO FIND IT.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW INGERSOLL-RAND COMPANY LIMITED'S REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE PROPOSED TRANSACTION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BEFORE MAKING ANY DECISION CONCERNING
THE  PROPOSED  OFFER.   THESE  DOCUMENTS  CONTAIN  IMPORTANT
INFORMATION.   THESE  DOCUMENTS  AND  ANY   OTHER   RELEVANT
DOCUMENTS  ARE  AVAILABLE  FOR  FREE  AT  THE  SECURITY  AND
EXCHANGE   COMMISSION'S  WEB  SITE,  WWW.SEC.GOV,   AND   AT
INGERSOLL-RAND COMPANY'S WEB SITE, WWW.IRCO.COM.   INVESTORS
SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DESCISION CONCERNING THE TRANSACTION.

INGERSOLL-RAND COMPANY AND ITS RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM INGERSOLL-RAND COMPANY'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED REORGANIZATION. INFORMATION CONCERNING INGERSOLL-RAND COMPANY'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN INGERSOLL-RAND COMPANY LIMITED'S REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 2001.